March 29, 2011

Michael McTiernan

Assistant Director

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Anworth Mortgage Asset Corporation
Preliminary Proxy Statement on Schedule 14A
Filed Mach 16, 2011
File No. 000-13709

Dear Mr. McTiernan:

We have reviewed your comment to the above-referenced filing, dated March 23, 2011. In response, we have the following comments.

Proposal No. 2: The Externalization Proposal, page 14

Background Information, page 16

1.	Please expand your background information disclosure to disclose that the REIT paid $3.2 million shares to Mr. Lloyd McAdams and Ms. Baines in connection with the internalization transaction. Please also disclose whether Mr. Lloyd McAdams, Ms. Baines, Mr. Joseph McAdams or Mr. Brown will pay the REIT any consideration in connection with the externalization transaction. In addition, please disclose the specific changes in your business or market conditions between 2002 and today that led to the board to reverse its decision to be internally managed.

We have amended the proxy statement on page 17 to disclose (a) that the REIT paid $3.2 million in shares to Mr. Lloyd McAdams and Ms. Baines in connection with the internalization transaction, (b) that Mr. Lloyd McAdams, Ms. Baines, Mr. Joseph McAdams or Mr. Brown will not pay the REIT any consideration in connection with the externalization transaction, and (c) the specific changes in the market conditions between 2002 and today that led the board to reverse its decision to be internally managed.

2.	We note your disclosure regarding the relative cost to the company of being internally managed versus externally managed. Please provide a table showing the difference between historical G&A expenses for the last three years and the pro forma management fees and reimbursements that would have been paid assuming the proposed management agreement was in effect.

We revised the proxy statement on page 17 to include a table showing the difference between historical G&A expenses for the last three years and the pro forma management fees and reimbursements that would have been paid assuming the proposed management agreement was in effect.

We acknowledge that (a) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person tinder the federal securities laws of the United States.

Michael McTiernan

U. S. Securities and Exchange Commission

March 29, 2011

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Mark Kelson at 310-586-3856, if you have any questions concerning this matter or require additional information.

Best regards,

/s/ Joseph Lloyd McAdams

Joseph Lloyd McAdams

Chairman and Chief Executive Officer of

Anworth Mortgage Asset Corporation